May 1, 2019

Chasma Mulla
President and Chief Executive Officer
Yumba Records Storage, Inc.
H. No FF-2, First Floor
Rosemina Arcade, Malbhat
Margao, State of Goa, India 403601

       Re: Yumba Records Storage, Inc.
           Amendment No. 1 to
           Registration Statement on Form S-1
           Filed April 16, 2019
           File No. 333-226981

Dear Ms. Mulla:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 19, 2019 letter.

Amendment No. 1 to Form S-1 filed April 16, 2019

Security Ownership of Certain Beneficial Owners and Management, page 31

1. Refer to your response to comment 7. Please remove the dollar symbols from the table.
       In addition, remove the sentence following the table indicating that the percentages reflect the shares that will be issued and outstanding following the completion of your offering. Refer to Item 403 of Regulation S-K.
 Chasma Mulla
Yumba Records Storage, Inc.
May 1, 2019
Page 2
Advances from Related Parties, page 32

2. Refer to your response to comment 8. Please identify here the related party that made the loan.
       You may contact Effie Simpson at 202-551-3346 or Andrew Mew at 202-551-3377 if
you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or J. Nolan McWilliams at 202-551-3217 with any other questions.



                                                          Sincerely,
FirstName LastNameChasma Mulla
                                                          Division of
Corporation Finance
Comapany NameYumba Records Storage, Inc.
                                                          Office of
Transportation and Leisure
May 1, 2019 Page 2
cc:       Joe Laxague
FirstName LastName